Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  FFH and FFH.U

TORONTO, May 31, 2019

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	June 28, 2019	June 14, 2019
Series D	0.30117	June 27, 2019
Series E	0.18188	June 28, 2019
Series F	0.23947	June 27, 2019
Series G	0.207375	June 28, 2019
Series H	0.26440	June 27, 2019
Series I	0.23175	June 28, 2019
Series J	0.28248	June 27, 2019
Series K	0.291938	June 28, 2019
Series M	0.296875	June 28, 2019

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the June 28, 2019 to September 29, 2019 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	1.24570	4.83702	0.31142
Series F	0.99074	3.84702	0.24768
Series H	1.09375	4.24702	0.27344
Series J	1.16844	4.53702	0.29211

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information, contact:                                                               John Varnell, Vice President, Corporate Development, at

(416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946